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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Hunter Securities, LLC

OFFICIAL USE ONLY
123003
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras St., Suite 3100
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson 504-527-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel O. Conwill, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Hunter Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GARY EDWARD MERINGER
NOTARY PUBLIC
NOTARY PUBLIC ID # 89480
MY COMMISSION IS FOR LIFE.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL HUNTER SECURITIES, LLC

Audit of Financial Statement

December 31, 2013

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report

To the Member
Global Hunter Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 24, 2014

GLOBAL HUNTER SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and Cash Equivalents	$ 11,941,137
Deposit with Clearing Organization	1,000,000
Receivable from Brokers or Dealers	100,732
Accounts Receivable, Net of Allowance for Doubtful Accounts of $239,235	6,991,030
Furniture, Equipment, and Leasehold Improvements, at Cost, Less Accumulated Depreciation of $1,546,474	1,436,289
Other Assets	1,342,779
Total Assets	$ 22,811,967
Liabilities and Member's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 7,512,379
Total Liabilities	7,512,379
Member's Equity	15,299,588
Total Liabilities and Member's Equity	$ 22,811,967

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Global Hunter Securities, LLC (the Company), is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a New York Limited Liability Company that is a wholly-owned subsidiary of GHSHC, LLC (Parent or GHSHC).

Effective January 1, 2014, the members of GHSHC, LLC, along with the members of the Seaport Group, LLC (Seaport), formed a new entity titled Seaport Global Holdings, LLC (Holdings). GHSHC and Seaport each contributed their broker dealer subsidiaries to Holdings. As such, Global Hunter Securities, LLC is now affiliated with Sea Port Group Securities, LLC, a FINRA registered broker dealer. An application to approve the change in control was filed with FINRA on November 27, 2013. Approval is expected within 6 months of the application.

A continuing membership application was filed with FINRA seeking approval for the merging of operations of Sea Port Group Securities, LLC and Global Hunter Securities, LLC. It is anticipated that regulatory approval of the merger will be granted in the third quarter of 2014.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $436,104 for the year ended December 31, 2013.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its member.

Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Note 1. Summary of Significant Accounting Policies (Continued)

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

Receivable from Brokers or Dealers
Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2013, the allowance for doubtful accounts was $239,235.

Goodwill
In May 2010, the Company's Parent acquired membership control by exchanging membership interest in the Company, for equal membership interest in the Parent, at historical cost basis. As part of the transaction, 14.5% of the minority interests were repurchased at estimated fair value, resulting in goodwill of $1,015,407.

In accordance with the *Intangibles - Goodwill and Other* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the amortization of goodwill is prohibited, but it requires that goodwill be tested for impairment at least annually. If goodwill is impaired, an impairment loss will be recognized and charged against earnings in the year in which the goodwill becomes impaired. There was no impairment as of December 31, 2013.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Concentrations of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

One of the Company's customers made up 10% of total revenue for the year ended December 31, 2013.

Note 3. Agreement with Clearing Organization

The Company utilized Goldman Sachs Execution and Clearing L.P. (Goldman Sachs) as its clearing broker during 2013. Terms of the agreement with Goldman Sachs call for the Company to maintain compensating balances of $1,000,000. At December 31, 2013, $1,000,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000 adjusted for net capital required for market making activity. At December 31, 2013, the Company had net capital of $10,849,495, which was $10,348,669 in excess of its required net capital of $500,826.

Note 4. Employee Contracts and Commitments

The Company has employment agreements with several employees that require set salaries, bonuses, or semi-monthly advance payments to the employees. In addition, certain employees have bonus commitments that are contingent upon completion of certain employment dates. Employee advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. Employee advances are unsecured and have no set interest rate or maturity dates.

These compensation commitments expire as follows:

Year Ending December 31,	Amount
2014	$ 1,200,000

Note 5. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2013, the Company had no uncertain tax positions.

Note 6. Commitments and Contingencies

Leases

The Company leases office space under operating leases with varying expirations through March 2022. In addition, the Company is the guarantor on several leases of an affiliate. Future minimum lease payments and guaranteed lease payments under these operating leases are as follows:

2014	$ 1,702,132
2015	1,489,955
2016	1,451,622
2017	1,467,659
2018	1,378,710
Thereafter	3,307,403
Total	$ 10,797,481

Rent expense for office space and equipment, totaled $1,601,919, for the year ended December 31, 2013.

The Company has contracts with various service providers through December 2015. Future minimum payments under these agreements are as follows:

2014	$ 404,240
2015	134,520
Total	$ 538,760

Note 6. Commitments and Contingencies (Continued)

Leases (Continued)

The Company is the lessor under a sublease for office space under an operating lease expiring December 2020. Future minimum sublease payments expected to be received under this operating lease are as follows:

2014	$	57,279
2015		57,279
2016		57,279
2017		57,279
2018		57,279
Thereafter		114,558
Total	$	400,953

Guarantees

The Company has an irrevocable demand letter of credit with a local bank securing the office lease of one of its affiliates. The Company has a commercial guarantee and a note payable held as collateral for this letter of credit in the amount of $387,436. As of December 31, 2013, there were no funds drawn on the letter of credit.

The Company has entered into a control agreement and pledge of security interest in its accounts at a bank in the amount of $10,000,000, to secure a loan of one of the members of its parent company. The agreement matures June 30, 2014.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $10,849,495, which was $10,348,669 in excess of its required net capital of $500,826. The Company's Aggregate Indebtedness to Net Capital ratio was 0.7 to 1 at December 31, 2013.

Note 8. Foreign Exchange

The Company maintains some of its operations in Calgary, Canada. Accordingly, the Company is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of the Company are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rate existing at the balance sheet date, and income and expense items are translated at the exchange rate existing at the transaction date.

Note 9. Related Party Transactions

The Company had transactions with affiliates, including the advancement of funds and payment of rent. There were no amounts outstanding from affiliates at December 31, 2013.

Rent paid to affiliates totaled $1,468,427, for the year ended December 31, 2013.

Note 10. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 24, 2014, the date these financial statements were available to be issued, and determined that the following event occurred that requires disclosure:

A continuing membership application was filed with FINRA on January 31, 2014, seeking approval for the merging of operations of Sea Port Group Securities, LLC and Global Hunter Securities, LLC. It is anticipated that regulatory approval of the merger will be granted in the third quarter of 2014.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.